UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, October 2025

Commission File Number 001-42606

CONCORDE INTERNATIONAL GROUP LTD

(Translation of registrant’s name into English)

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Departure of Directors or Certain Officers

On October 6, 2025, Ms. Sze Yin Ong, the Chief Financial Officer of Concorde International Group Ltd. (the “Company”), notified the Company of her resignation from the CFO, effective on November 5, 2025. Ms. Ong did not advise the Company of any disagreement with the Company on any matter relating to its operations, policies, or practices.

On October 10, 2025, Mr. Terence Wing Khai Yap, a member of the Board of Directors (the “Board”) of the Company, notified the Company of his resignation from the Board, effective on November 9, 2025. Mr. Yap did not advise the Company of any disagreement with the Company on any matter relating to its operations, policies, or practices.

The Company has initiated the process of identifying a suitable replacement. The Company will update its internal records accordingly and will provide further details to shareholders in subsequent communications.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2025	CONCORDE INTERNATIONAL GROUP LTD.

	By:	/s/ Swee Kheng Chua
Swee Kheng Chua
Chief Executive Officer and Chairman

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